Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.
知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited annual consolidated results (the "**Unaudited Annual Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**" or "**Zhihu**") for the year ended December 31, 2024 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2023. These annual results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we", "us", and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2024	2023	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**3,598,905**	4,198,889	(14.3)%
Gross profit	**2,180,829**	2,295,848	(5.0)%
Loss from operations	**(481,083)**	(1,072,225)	(55.1)%
Net loss	**(168,967)**	(839,528)	(79.9)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(405,361)**	(887,984)	(54.4)%
Adjusted net loss	**(96,270)**	(659,093)	(85.4)%

	For the Year Ended December 31,		
	2024	2023	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**83.0**	105.3	(21.2)%
Average monthly subscribing members[2]	**15.0**	14.5	3.7%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

| | For the Year Ended December 31, | |
| | 2024 | 2023 |
	(RMB in thousands)	
Loss from operations	**(481,083)**	(1,072,225)
Add:		
Share-based compensation expenses	**59,262**	164,656
Amortization of intangible assets resulting from business acquisitions	**16,460**	19,585
Adjusted loss from operations	**(405,361)**	(887,984)
Net loss	**(168,967)**	(839,528)
Add:		
Share-based compensation expenses	**59,262**	164,656
Amortization of intangible assets resulting from business acquisitions	**16,460**	19,585
Tax effects on non-GAAP adjustments	**(3,025)**	(3,806)
Adjusted net loss	**(96,270)**	(659,093)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

The year of 2024 marked a transformative turnaround for Zhihu where we successfully executed the strategic roadmap laid out at the start of the year and delivered results that far surpassed our expectations. Strategically, we strengthened our commitment to narrowing losses and concentrated on our core strengths and the most crucial aspects of our development in the AI era. This involved a series of tactical adjustments, including resource reallocation and organizational optimization. Simultaneously, we remained committed to Zhihu's long-term vision, prioritizing the enhancement of core user experience and strengthening "trustworthiness" within the community. This approach ensures our long-term competitive edge is continually reinforced and enhanced.

We made substantial progress toward our break-even target by enhancing operating efficiency and accelerating loss reduction, with our net loss narrowing by 79.9% to RMB169.0 million in 2024 from RMB839.5 million in 2023. Our gross margin expanded to 60.6% in 2024, reaching the highest level in the past five years. Meanwhile, for the first time ever, we reported an adjusted net income of RMB97.1 million and adjusted operating profit of RMB23.1 million in the fourth quarter of 2024, building on the momentum we picked up during the first three quarters of the year with gradually narrowing losses. This strong end to the year underscores the progress we have made toward sustainable profitability and reflects our disciplined operational execution. Our ongoing efforts to strengthen "trustworthiness" within the Zhihu community have significantly contributed to its prosperity, leading to notable growth in core user engagement, retention rates, and DAU time spent. Building on this foundation, we have been actively investing in AI application scenarios designed to empower our diverse, professional, and reliable community while also seeking opportunities beyond Zhihu. We are confident that the growing potential of our AI search solution, Zhihu Zhida (知乎直答), along with the value we continue to unlock across the Zhihu community, will inject fresh momentum into our sustainable growth.

Our Progress in AI

In 2024, we made significant strides in exploration of AI through internal initiatives and deeper integration with Zhihu community, recognizing and harnessing its potential to unlock opportunities for our long-term growth. With our long-term vision remaining focused on building a diverse, professional, and trustworthy community, we have been investing in AI applications that support these goals while also exploring opportunities beyond our own platform.

A prime example is Zhihu Zhida (知乎直答), where this AI search solution, after a year of development, has evolved into a trusted and reliable tool for users. In March 2024, we launched a trial version of our AI-powered search feature, quickly earning positive feedbacks from our users. In June, we officially introduced Zhihu Zhida (知乎直答), enhancing the user experience on querying, searching, and summarizing on the PC platform, followed by a Zhida (直答) tab launched on the Zhihu app in late August which further improved accessibility and functionality for users on mobile devices. In October, we launched the "Professional Search" feature within Zhihu Zhida (知乎直答), designed to meet the needs of academic researchers and professionals. This feature integrated over 50 million Chinese and English academic articles from licensed academic database, and it supports file uploads and advanced document processing, providing in-depth reading and specialized Q&A tools for academic and professional use.

Furthermore, we have been accelerating the AI application to further enhance our operating efficiency across every aspect of our businesses. For example, AI has enabled us to achieve more efficient community content identification and content moderation, growth and enhanced profitability in paid membership promotions, and improved sales and service efficiency in our vocational training business.

As a leading content-centric community, Zhihu serves as a landing platform where professionals engage in the internet's most extensive and in-depth discussions on AI-related topics. Our community of creators includes many leading entrepreneurs and industry pioneers who engage in multi-dimensional, professional, and thorough discussions. As of the end of 2024, both the amount of AI-related content and the number of creators in our community have surged with double-digit year-over-year growth. Earlier in 2025, we were thrilled to be selected by DeepSeek as the exclusive Chinese content platform to release the latest details and cost-benefit analysis of their latest open-source models. Going forward, we will continue to invest in AI technology at the application layer. As we remain dedicated to deepening the community trustworthiness, our advancements in AI enable us to enhance operating efficiency across our existing businesses and to unlock emerging potential beyond the Zhihu community.

Zhihu Content

In 2024, our strategy for cultivating scenario-orientated content ensured a continuous stream of authentic, in-depth, high-quality content based on our users' own experiences. In addition, we deepened penetration in our cornerstone verticals, inspiring content creators to engage in more in-depth content generated by professional users. Leveraging a technology-driven approach, we optimized our content operations and continually evaluated content effectiveness. As of December 31, 2024, the cumulative pieces of content on our platform reached 874.6 million, up 12.9% year over year. Our thriving and active community ecosystem remains both our core asset and a growing strategic advantage in the AI era.

Leveraging the support of the Zhihu community and our unique positioning, our premium short stories continue to captivate and resonate with our users. Our premium content library, including short stories, continued to expand in 2024, attracting new subscribers while encouraging increased consumption among existing subscribers. We continued to unlock the monetization potential of our vast array of premium short story IPs, spearheading our expansion into the short drama market and consistently setting new industry benchmarks for growth. Short dramas adapted from stories in Zhihu's content library, such as "Zhibi" (執筆) and "Love in a Dream" (借寧安), achieved a new record high for popularity on their debut days on Tencent's micro-drama platform.

Zhihu Users

Following our streamlined community-related user acquisition spending, average monthly active users in 2024, as a measure of user scale, has decreased to some extent, consistent with our expectations and strategic focus. However, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly during the year. Furthermore, our average monthly subscribing members continued to grow to 15.0 million in 2024 from 14.5 million in 2023.

We have a young and diverse user base. As of December 31, 2024, 73.8% of our active users were under 30, and female users accounted for 59.4% of our total number of active users in December 2024. In our decade-long journey as a leading online content community, we are pleased to have served professional users with expertise in specific fields. Many of them joined Zhihu during their education journeys and have become long-term users and, simultaneously, high-quality content creators. Our commitment to serving their demands for content, inspiring their content creation, and catering to their content consumption needs remains strong.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We strive to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continue to equip our content creators with a variety of user-friendly creation tools, offering professional and supportive environments to help them reap financial rewards. In 2024, the total number of content creators who earned income on Zhihu grew by 20% year over year. As of December 31, 2024, Zhihu had 77.7 million cumulative content creators, increasing by 8.9% from 71.3 million as of December 31, 2023.

Monetization

Our total revenues were RMB3.6 billion in 2024, representing a decrease of 14.3% from RMB4.2 billion in 2023. Our content-centric monetization channels currently include marketing services, paid membership, vocational training and other services.

Our paid membership services remained our largest source of revenue, with a slight 3.5% year-over-year decrease to RMB1.76 billion in 2024 from RMB1.83 billion in 2023. Our incentive programs for premium content creators worked effectively, continually strengthening the appeal of premium content. Furthermore, we have launched various initiatives to offer our subscribing members more in-depth consumption scenarios, such as audio books and radio plays, to increase subscribers' lifetime commercial value. For our marketing services, our purpose-driven structural adjustments are starting to yield tangible results. Our trust-centric marketing service model continues to gain traction, while key clients increasingly recognize the premium value of our high-quality user base and brand equity. An increasing number of original content creators are now monetizing through the Zhishi platform, enriching the supply of high-quality commercial content. Our vocational training services generated RMB468.1 million revenue in 2024 compared RMB565.6 million in 2023. We strategically streamlined our portfolio to concentrate on high-performing categories in which we demonstrate a competitive edge. We are dedicated to utilizing AI in all our services to boost our operating efficiency. Driven by enhanced operational efficiency and disciplined cost management, our total costs and operating expenses in 2024 decreased by 25.5% and 21.0%, respectively. For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

In 2024, we demonstrated the effectiveness of our strategic decisions and effective execution through fruitful financial results, as well as a clear path to profitability. Our strategic priorities for 2025 will align with the direction we set in 2024. We will continue to motivate user engagement and high-quality content creation in our community. Building on our commitment to core user experience and community trustworthiness, we will continue refining our commercial ecosystem by strengthening Zhihu's brand premium, addressing high-value user needs and optimizing the community atmosphere. At the same time, we will enhance the balance between our commercial and community content ecosystem, driving greater monetization efficiency and establishing a solid foundation for the exploration of broader commercial opportunities beyond our community. We will further enhance operating efficiency and narrow losses through more disciplined spending and sustained optimization of our costs and expense structure. Additionally, we will continue to unlock our emerging potential in the AI field, and we expect the empowerment of generative AI technology to support the well-rounded growth of our business and enhance the efficiency of our various business lines.

We expect our core competitive edges such as our high-value brand and distinctive user positioning to remain intact. We will maintain our strong strategic execution and continue to pursue long-term sustainable profitability, and drive greater returns for our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Revenues:		
Marketing services	**1,247,092**	1,652,992
Paid membership	**1,761,978**	1,826,557
Vocational training	**468,111**	565,585
Others	**121,724**	153,755
Total revenues	**3,598,905**	4,198,889
Cost of revenues	**(1,418,076)**	(1,903,041)
Gross profit	**2,180,829**	2,295,848
Selling and marketing expenses	**(1,599,186)**	(2,048,090)
Research and development expenses	**(732,553)**	(901,452)
General and administrative expenses	**(330,173)**	(418,531)
Total operating expenses	**(2,661,912)**	(3,368,073)
Loss from operations	**(481,083)**	(1,072,225)
Other income/(expenses):		
Investment income	**65,441**	41,695
Interest income	**114,964**	158,671
Fair value change of financial instruments	**78,405**	(5,170)
Exchange gains	**1,013**	97
Others, net	**42,902**	49,236
Loss before income tax	**(178,358)**	(827,696)
Income tax benefits/(expenses)	**9,391**	(11,832)
Net loss	**(168,967)**	(839,528)
Net income attributable to noncontrolling interests	**(2,835)**	(4,113)
Net loss attributable to Zhihu Inc.'s shareholders	**(171,802)**	(843,641)

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Net loss	**(168,967)**	(839,528)
Other comprehensive income:		
Foreign currency translation adjustments	**32,964**	45,257
Total other comprehensive income	**32,964**	45,257
Total comprehensive loss	**(136,003)**	(794,271)
Comprehensive income attributable to noncontrolling interests	**(2,865)**	(4,113)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(138,868)**	(798,384)

Revenues

Our total revenues were RMB3.6 billion in 2024, representing a decrease of 14.3% from RMB4.2 billion in 2023. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2024 and 2023, respectively:

	For the Year Ended December 31,			
	2024		2023	
	RMB	**%**	*RMB*	*%*
	(in thousands, except percentages)			
Revenues				
Marketing services	**1,247,092**	**34.7**	1,652,992	39.4
Paid membership	**1,761,978**	**49.0**	1,826,557	43.5
Vocational training	**468,111**	**13.0**	565,585	13.5
Others	**121,724**	**3.3**	153,755	3.6
Total	**3,598,905**	**100.0**	4,198,889	100.0

Marketing services revenue was RMB1.2 billion in 2024, compared with RMB1.7 billion in 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB1.76 billion in 2024, compared with RMB1.83 billion in 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing members.

Vocational training revenue was RMB468.1 million in 2024, representing a 17.2% decrease from RMB565.6 million in 2023. The decrease was primarily attributable to lower revenue contribution from our acquired businesses, partially offset by the growth of our self-operated course offerings.

Other revenues were RMB121.7 million, compared with RMB153.8 million in 2023.

Cost of Revenues

Our cost of revenues decreased by 25.5% from RMB1.9 billion in 2023 to RMB1.4 billion in 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2024 and 2023, respectively:

	For the Year Ended December 31,			
	2024		2023	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**707,710**	**19.7**	1,033,878	24.6
Cloud service and bandwidth costs	**195,248**	**5.4**	280,045	6.7
Staff costs	**218,873**	**6.1**	248,678	5.9
Payment processing costs	**168,151**	**4.7**	198,199	4.7
Others	**128,094**	**3.5**	142,241	3.4
Total	**1,418,076**	**39.4**	1,903,041	45.3

Gross Profit and Margin

Gross profit slightly decreased by 5.0% from RMB2.3 billion in 2023 to RMB2.2 billion in 2024. *Gross margin* expanded from 54.7% in 2023 to 60.6% in 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Operating Expenses

Total operating expenses decreased by 21.0% to RMB2.7 billion in 2024 from RMB3.4 billion in 2023.

Selling and marketing expenses decreased by 21.9% to RMB1.6 billion in 2024 from RMB2.0 billion in 2023. The decrease was primarily attributable to more disciplined promotional spending and decrease in personnel-related expenses.

Research and development expenses decreased by 18.7% to RMB732.6 million in 2024 from RMB901.5 million in 2023. The decrease was primarily attributable to more efficient spending on technological innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 21.1% to RMB330.2 million in 2024 from RMB418.5 million in 2023. The decrease was primarily attributable to the lower share-based compensation expenses in 2024.

Loss from Operations

Loss from operations decreased by 55.1% to RMB481.1 million in 2024 from RMB1.1 billion in 2023.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 54.4% to RMB405.4 million in 2024 from RMB888.0 million in 2023.

Net Loss

Net loss decreased by 79.9% to RMB169.0 million in 2024 from RMB839.5 million in 2023.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss (non-GAAP) decreased by 85.4% to RMB96.3 million in 2024 from RMB659.1 million in 2023.

Liquidity and Capital Resources

In 2024, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB4.9 billion and RMB5.5 billion as of December 31, 2024 and 2023, respectively. The net cash used in operating activities was narrowed to RMB280.2 million in 2024.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	
	2024	2023
	(RMB in thousands)	
Net cash used in operating activities	**(280,185)**	(415,527)
Net cash provided by/(used in) investing activities	**2,562,617**	(1,681,140)
Net cash used in financing activities	**(403,862)**	(365,056)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**14,851**	42,510
Net increase/(decrease) in cash, cash equivalents and restricted cash	**1,893,421**	(2,419,213)
Cash and cash equivalents at the beginning of the year	**2,106,639**	4,525,852
Cash, cash equivalents and restricted cash at the end of the year	**4,000,060**	2,106,639

Significant Investments

We did not make or hold any significant investments in 2024.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures in 2024.

Pledge of Assets

As of December 31, 2024, no group assets of ours was pledged.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2024.

Gearing Ratio

As of December 31, 2024, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of December 31, 2024, we did not have any material contingent liabilities.

Employees and Remuneration

As of December 31, 2024, we had 1,887 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Content and Content-Related Operations	593	31.4%
Research and Development	754	40.0%
Sales and Marketing	385	20.4%
General Administration	155	8.2%
Total	1,887	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the "**Audit Committee**") in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Annual Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The Unaudited Annual Results disclosed in this announcement are preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the Reporting Period is still in progress. The figures in respect of the Company's unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated balance sheets and the related notes thereto for the year ended December 31, 2024 as set out in the preliminary announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company has conducted the following repurchase of Shares:

(a) in January 2024 and March 2024, the Company repurchased approximately 9,509,450 ADSs representing a total of 4,754,725[Note 1] Class A Ordinary Shares (the "**Repurchased Shares**") on the New York Stock Exchange at an aggregate consideration of US$8,044,051 to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares); and

(b) on July 19, 2024, the Company announced its conditional voluntary cash offer to buy back, subject to fulfilment of certain conditions, up to the maximum number of 46,921,448 Class A Ordinary Shares (including in the form of ADSs) at a cash consideration of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS). On November 8, 2024, a total of 33,016,016 Class A Ordinary Shares (the "**Cash Offer Buy-back Shares**") were bought back and cancelled by the Company on completion of the offer. For further details, please refer to the Company's announcements dated July 19, 2024, October 30, 2024 and November 8, 2024.

Particulars of the repurchase of Shares are summarized as follows:

Month of repurchase	No. and Method of Shares repurchased	Price paid per share		Aggregate Consideration
		Highest	Lowest	
January 2024	4,628,395[Note 3] on the New York Stock Exchange	US$1.80	US$1.54	US$7,870,404
March 2024	126,326[Note 3] on the New York Stock Exchange	US$1.38	US$1.35	US$173,647
November 2024	33,016,016[Note 4] off market	US$1.17	US$1.17	US$38,518,685

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced in total by 45,767,659[Note 2] shares as a result of the cancellation of the Repurchased Shares on February 2, 2024 and June 28, 2024 and the Cash Offer Buy-back Shares on November 8, 2024. Upon cancellation of the Repurchased Shares and Cash Offer Buy-back Shares, Mr. Yuan Zhou, the weighted voting rights ("**WVR**") beneficiary ("**WVR Beneficiary**") of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his 471,562, 280,377 and 1,946,888 Class B ordinary shares ("**Class B Ordinary Shares**") into Class A Ordinary Shares on February 2, 2024, on June 28, 2024 and on November 8, 2024, respectively, on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Notes:

(1) represents 9,509,450 ADSs repurchased corresponding to a total of 4,754,725 underlying Class A Ordinary Shares, which were initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Shares prior to the ADS ratio change effective on 10 May 2024 (the "**ADS Ratio Change**"). As a result of the ADS Ratio Change, such total number of underlying Class A Ordinary Shares was adjusted to 4,754,721 and were cancelled on June 28, 2024. For details of the ADS Ratio Change, please refer to the announcement of the Company dated April 26, 2024.

(2) among the 45,767,659 shares being cancelled, 7,996,992 Repurchased Shares were cancelled on February 2, 2024, 4,754,721 Repurchased Shares were cancelled on June 28, 2024 (for details, please see note (1) above) and 33,016,016 Cash Offer Buy-back Shares were cancelled on November 8, 2024.

(3) these figures represent the numbers of underlying Class A Ordinary Shares initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Shares prior to the ADS Ratio Change.

(4) the total of 33,016,016 Cash Offer Buy-back Shares comprise of a total of 13,138,898 Class A Ordinary Shares under the non-U.S. offer and a total of 6,625,706 ADSs (equivalent to 19,877,118 Class A Ordinary Shares) under the U.S. offer. For details, please refer to the Company's announcement dated November 8, 2024.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)) or on the New York Stock Exchange during the Reporting Period. As of December 31, 2024, the Company did not hold any treasury shares (as defined in the Listing Rules).

Dividend

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31, 2024	2023
		RMB	*RMB*
Revenues	6	**3,598,905**	4,198,889
Cost of revenues		**(1,418,076)**	(1,903,041)
Gross profit		**2,180,829**	2,295,848
Operating expenses:			
Selling and marketing expenses		**(1,599,186)**	(2,048,090)
Research and development expenses		**(732,553)**	(901,452)
General and administrative expenses		**(330,173)**	(418,531)
Total operating expenses		**(2,661,912)**	(3,368,073)
Loss from operations		**(481,083)**	(1,072,225)
Other income/(expenses):			
Investment income		**65,441**	41,695
Interest income		**114,964**	158,671
Fair value change of financial instruments		**78,405**	(5,170)
Exchange gains		**1,013**	97
Others, net		**42,902**	49,236
Loss before income tax		**(178,358)**	(827,696)
Income tax benefits/(expenses)	7	**9,391**	(11,832)
Net loss		**(168,967)**	(839,528)
Net income attributable to noncontrolling interests		**(2,835)**	(4,113)
Net loss attributable to Zhihu Inc.'s shareholders		**(171,802)**	(843,641)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,	
		2024	2023
		RMB	RMB
Net loss		**(168,967)**	(839,528)
Other comprehensive income:			
Foreign currency translation adjustments		**32,964**	45,257
Total other comprehensive income		**32,964**	45,257
Total comprehensive loss		**(136,003)**	(794,271)
Comprehensive income attributable to noncontrolling interests		**(2,865)**	(4,113)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(138,868)**	(798,384)
Net loss per share, basic and diluted	5	**(0.63)**	(2.82)
Weighted average number of ordinary shares, basic and diluted	5	**273,560,865**	299,132,894
Share-based compensation expenses included in:			
Cost of revenues		**3,949**	9,751
Selling and marketing expenses		**(1,975)**	13,882
Research and development expenses		**7,916**	49,847
General and administrative expenses		**49,372**	91,176

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024 RMB	As of December 31, 2023 RMB
ASSETS			
Current assets:			
Cash and cash equivalents		**3,999,160**	2,106,639
Term deposits		**320,088**	1,586,469
Short-term investments		**538,816**	1,769,822
Restricted cash		**900**	–
Trade receivables	3	**420,636**	664,615
Amounts due from related parties		**41,588**	18,319
Prepayments and other current assets		**163,446**	232,016
Total current assets		**5,484,634**	6,377,880
Non-current assets:			
Property and equipment, net		**8,490**	10,849
Intangible assets, net		**54,534**	122,645
Goodwill		**126,344**	191,077
Long-term investments, net		**51,176**	44,621
Right-of-use assets		**7,151**	40,211
Other non-current assets		**623**	7,989
Total non-current assets		**248,318**	417,392
Total assets		**5,732,952**	6,795,272
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	4	**835,688**	1,038,531
Salary and welfare payables		**275,260**	342,125
Taxes payable		**22,081**	21,394
Contract liabilities		**235,539**	303,574
Amounts due to related parties		**6,825**	26,032
Short-term lease liabilities		**17,308**	42,089
Other current liabilities		**131,955**	171,743
Total current liabilities		**1,524,656**	1,945,488
Non-current liabilities:			
Long-term lease liabilities		**1,823**	3,642
Deferred tax liabilities		**6,830**	22,574
Other non-current liabilities		**3,957**	121,958
Total non-current liabilities		**12,610**	148,174
Total liabilities		**1,537,266**	2,093,662

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data)

	Note	**As of December 31, 2024** *RMB*	As of December 31, 2023 *RMB*
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2024 and 2023, respectively; 246,496,859 and 287,355,642 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		**191**	227
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2024 and 2023, respectively; 15,446,778 and 18,145,605 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		**12**	14
Treasury stock		**(112,057)**	(161,637)
Additional paid-in capital		**13,113,010**	13,487,371
Statutory reserves		**435**	2,680
Accumulated other comprehensive income/(loss)		**12,383**	(20,551)
Accumulated deficit		**(8,877,851)**	(8,708,294)
Total Zhihu Inc.'s shareholders' equity		**4,136,123**	4,599,810
Noncontrolling interests		**59,563**	101,800
Total shareholders' equity		**4,195,686**	4,701,610
Total liabilities and shareholders' equity		**5,732,952**	6,795,272

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX").

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group's unaudited condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d) Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the unaudited condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains in the unaudited condensed consolidated statements of operations and comprehensive loss.

(e) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the unaudited condensed consolidated statements of operations and comprehensive loss.

3. **TRADE RECEIVABLES**

Trade receivables consisted of (in thousands):

	As of December 31, 2024 RMB	As of December 31, 2023 RMB
Trade receivables, gross	568,158	787,315
Provision of allowance for expected credit losses	(147,522)	(122,700)
Trade receivables, net	420,636	664,615

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31, 2024 RMB	As of December 31, 2023 RMB
0-3 months	259,250	369,223
3-6 months	67,422	132,155
6-12 months	47,821	103,122
Over 1 year	193,665	182,815
Trade receivables, gross	568,158	787,315

4. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31, 2024 RMB	As of December 31, 2023 RMB
0-3 months	658,987	836,438
3-6 months	83,724	131,795
6-12 months	82,946	69,028
Over 1 year	10,031	1,270
Total	835,688	1,038,531

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. **NET LOSS PER SHARE**

Basic and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2024 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the year ended December 31,	
	2024	2023
Numerator (RMB in thousands):		
Net loss	**(168,967)**	(839,528)
Net income attributable to noncontrolling interests	**(2,835)**	(4,113)
Net loss attributable to ordinary shareholders	**(171,802)**	(843,641)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**273,560,865**	299,132,894
Weighted average number of ordinary shares outstanding, diluted	**273,560,865**	299,132,894
Net loss per share, basic (RMB)	**(0.63)**	(2.82)
Net loss per share, diluted (RMB)	**(0.63)**	(2.82)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the year ended December 31,	
	2024	2023
Share options and restricted shares	**1,034,425**	3,130,720

6. **REVENUE**

Key revenues streams are as below (in thousands):

	For the year ended December 31,	
	2024	2023
	RMB	*RMB*
Marketing services	**1,247,092**	1,652,992
Paid membership	**1,761,978**	1,826,557
Vocational training	**468,111**	565,585
Others	**121,724**	153,755
Total revenues	**3,598,905**	4,198,889

7. **TAXATION**

    (a) **Value-added tax ("VAT")**

    The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

    (b) **Income taxes**

    Cayman Islands

    Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

    Hong Kong

    Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

    China

    Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries and two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2024 and 2023, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the years ended December 31, 2024 and 2023.

    The components of income tax (benefits)/expenses for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	For the year ended December 31,	
	2024	2023
	RMB	RMB
Current income tax (benefits)/expenses	**(6,366)**	15,638
Deferred income tax benefits	**(3,025)**	(3,806)
Total	**(9,391)**	11,832

8. **DIVIDEND**

    No dividends were declared or paid for the years ended December 31, 2024 and 2023.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The annual report for the Reporting Period will be made available to the Company's shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, March 26, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.